UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 13, 2017, EXFO Inc., a Canadian corporation, announced the voting results of its annual general meeting held on January 11, 2017. This report on Form 6-K sets forth the news release relating to EXFO voting results disclosed on January 13, 2017 and the Report of Voting Results addressed to the Canadian Securities Authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: January 13, 2017

EXFO Announces Election of Directors

QUEBEC CITY, CANADA, January 13, 2017 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that the six nominees listed in the management proxy circular for the 2016 Annual Meeting of Shareholders were elected as directors of the company at a shareholder meeting held on January 11, 2017 in Toronto, Canada.
Detailed results of the vote for the election of directors held at the meeting are set out below:

	% for	% withheld
Pierre-Paul Allard	99.99	0.01
François Côté	99.99	0.01
Germain Lamonde	99.99	0.01
Angela Logothetis	99.99	0.01
Claude Séguin	99.99	0.01
Randy E. Tornes	99.99	0.01

Final results on all matters voted at the meeting have been filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov/edgar.shtml in the United States.
About EXFO
EXFO provides communications service providers (CSPs) with test automation and 3D analytics solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

VIA SEDAR

January 13, 2017

To:	British Columbia Securities Commission	Administrator of Securities, New Brunswick
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Securities Commission	Securities Commission of Newfoundland
Manitoba Securities Commission	Prince Edward Island Securities Commission
Ontario Securities Commission

(collectively the "Commissions")

Dear Sir or Madam:

RE:	EXFO Inc. (EXFO) – Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51‑102")

Following the Annual Meeting of Shareholders of EXFO Inc. (the "Corporation") held on January 11, 2017 (the "Meeting") and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted upon		Voting Results
1.	Election of Directors	●	The nominees proposed by management were elected by a majority of shareholders.
			% for	% withheld
	Pierre-Paul Allard		99.99	0.01
	François Côté		99.99	0.01
	Germain Lamonde		99.99	0.01
	Angela Logothetis		99.99	0.01
	Claude Séguin		99.99	0.01
	Randy E. Tornes		99.99	0.01
2.	Appointment of PricewaterhouseCoopers LLP as auditors and the authorization to the Audit Committee to fix their remuneration.	●	PricewaterhouseCoopers LLP, chartered accountants were appointed as the Corporation's auditors and the Audit Committee was authorized to determine their remuneration by a majority of shareholders.
			% for	% withheld
			99.98	0.02

Trusting the whole is satisfactory, we remain.

Yours truly,

EXFO Inc.

/s/ Benoit Ringuette
Benoit Ringuette
General Counsel Corporate Secretary